United States securities and exchange commission logo





                              November 30, 2022

       Chee Kong Choo
       Director and Chairman
       CytoMed Therapeutics Pte. Ltd.
       21 Bukit Batok Crescent
       #17-80 WCEGA Tower
       Singapore 658065

                                                        Re: CytoMed
Therapeutics Pte. Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed November 18,
2022
                                                            File No. 333-268456

       Dear Chee Kong Choo:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Cover Page

   1. Revise the disclosure on the cover page to clarify whether the offering is contingent upon final approval of your
NASDAQ listing. Please ensure the disclosure is consistent with your underwriting
agreement.
       Risks Related to Investments in Singapore Companies, page 68

   2. In the new risk factor on page 70 you disclose that Singapore taxes may differ from the tax laws of other
jurisdictions and advise potential investors to consult with their own tax advisors; however, you
provide no context regarding the nature of the potential risks.
                                                        Please revise explain
the risks you are attempting to convey.
 Chee Kong Choo
CytoMed Therapeutics Pte. Ltd.
November 30, 2022
Page 2
Business
Patent License, page 115

3. Revise to disclose the term of the third extension of the patent license. Exhibits

4. Prior to effectiveness, file actual consents of all persons who will become directors, rather than "Form of" consents, or revise the exhibit index to clarify you have done so.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Tracie Mariner at (202) 551-3744 or Daniel Gordon at
(202) 551-3486
if you have questions regarding the financial statements and related matters. Please contact
Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any other questions.



                                                             Sincerely,
FirstName LastNameChee Kong Choo
                                                             Division of
Corporation Finance
Comapany NameCytoMed Therapeutics Pte. Ltd.
                                                             Office of Life
Sciences
November 30, 2022 Page 2
cc:       Richard I. Anslow, Esq.
FirstName LastName